SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release describing Management Changes

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: November 25, 2003

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FOR:	OPTIBASE, LTD.
OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com
KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES MANAGEMENT CHANGES

Optibase Veterans Lustiger and Sackstein appointed to key management positions

HERZLIYA, Israel and MOUNTAINVIEW, CA, November 24, 2003 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced that effective immediately, Danny Lustiger, VP Finance of the Company’s wholly-owned U.S. subsidiary, Optibase, Inc., has been appointed President of Optibase, Inc. David Sackstein, Senior VP, Research and Development, Optibase, Ltd., will assume the role of General Manager of the Building Blocks Business Unit. Both roles, were previously held by Greg Eisips who is leaving the company to pursue other opportunities.

        Mr. Lustiger, who is located in Mountainview, California has been with Optibase since 1994 and has been VP Finance of Optibase Inc. since 2001. As President, he will oversee Optibase, Inc. and will continue in his role as VP Finance. Mr. Sackstein, who has served Optibase since 1996 and is located in Israel, will focus on strengthening the Company’s legacy products in the enterprise and content creation markets.

OPTIBASE/2

        Commenting on the management changes, Zvi Halperin, President and Chief Financial Officer of Optibase, Ltd., said, “The appointments of Danny Lustiger and David Sackstein to these important positions will enable Optibase to maintain a high-level of continuity in its business operations. Danny and David are dedicated, highly-respected veterans of Optibase with a keen understanding of our markets and strategy. Their collective experience within our organization will help them make a smooth transition into their new roles.”

        He continued, “We want to thank Greg for over 7 years of commitment to Optibase, and wish him the best in his future endeavors.”

About Optibase
Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.# # #

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1, F-4 and F-20.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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